Exhibit 99.1

OKYO Pharma Announces OK-101 Successfully Achieved Statistical Significance for Multiple Signs and Symptoms of Dry Eye Disease including Ocular Pain Relief in its First-in-Human Phase 2 Trial of OK-101

●	Ocular Pain Relief showed statistically significant improvement as early as day 15 and the benefit was durable throughout the trial.
●	Conjunctival Staining improved as early as day 29 with a durable benefit throughout the trial.
●	Tear Film Break-up Time showed statistically significant improvement as early as day 15 with the benefit durable for the remainder of the trial.
●	Burning/Stinging, and Blurred Vision improved as early as day 15 and the benefit remained durable throughout the trial.
●	Significant improvements were observed across multiple symptoms as measured in a daily symptom diary including pain, burning/stinging, eye dryness and itching within the first two weeks of treatment.
●	OK-101 exhibited exceptional drop comfort, comparable to that of artificial tear, with very good ocular tolerability along with a favorable adverse event profile and no drug-related serious adverse events.
●	These observed endpoints support the proposed mechanism-of-action of OK-101 as demonstrated in preclinical animal models.

London and New York, NY, March 22, 2024 – OKYO Pharma Limited (NASDAQ: OKYO), a clinical-stage biopharmaceutical company developing innovative ocular therapies for the treatment of inflammatory dry eye disease (DED), a multi-billion-dollar market, and anterior ocular segment diseases including neuropathic corneal pain (NCP), an ocular condition associated with pain but without an FDA approved therapy, announced today additional key findings from analyses of the clinical data set from the 240 patient Phase 2, randomized, double-masked, placebo-controlled trial evaluating the safety and efficacy of OK-101 (0.05%) ophthalmic solution in patients with DED.

These new findings include:

●	a statistically significant and durable reduction in ocular pain
●	statistically significant improvement in Tear Film Break-Up Time (TFBUT) throughout the study - a clinically important endpoint
●	multiple symptomatic improvements as observed by both data obtained from patient clinic visits as well as data from patient daily symptom diaries

These results complement the statistically significant effects reported earlier on sign and symptoms endpoints, enabling definitive Phase 3 development of OK-101; using FDA recognized endpoints per the Dry Eye: Developing Drugs for Treatment Guidance for Industry. https://www.fda.gov/media/144594/download.

The Company previously reported statistically significant improvements in total conjunctival staining (a sign endpoint), as measured by the Ora Calibra© Staining Scale as early as Day 29 (p = 0.034) and burning/stinging and blurred vision (symptom endpoints) measured by a visual analogue scale (VAS) as early as Day 15 for burning/stinging (p=0.03), and at Day 29 (p = 0.01) for blurred vision. This Phase 2 trial was conducted by our CRO partner Ora Inc.

In this press release, the Company is reporting additional OK-101 data, including conjunctival staining measured at Day 85 (p=0.056) demonstrating durability in this sign endpoint. In addition, there were significant improvements in burning/stinging (p = 0.01, 0.006, 0.003 and 0.01 at Days 15, 29, 57 and 85, respectively) and in blurred vision (p = 0.09, 0.01, 0.03 and 0.06 at Days 15, 29, 57 and 85, respectively) which demonstrated sustained improvements throughout the trial.

Additional data analyses also showed statistically significant improvement in ocular pain measured by VAS that was durable throughout the trial with p values = 0.03, 0.04 and 0.01 at Days 29, 57 and 85, respectively. Furthermore, OK-101 improved TFBUT as early as Day 15 and the improvement lasted throughout the trial with p values = 0.01, 0.05, 0.02, and 0.03 at Days 15, 29, 57 and 85, respectively. Notably, it has been difficult to demonstrate statistical significance for the measurement of increase in TFBUT in clinical trials of DED treatments, due mainly to patient-to-patient variability. The positive results observed in this trial carry particular significance as OK-101’s proposed MOA involves the normalization of goblet cell density as well as generating a healthier conjunctiva, a reduction of ocular pain and decreased inflammatory activity. An increase in goblet cell density should be expected to lead to an increase in mucin production, playing a key role in the physiology of the corneal tear film.

Importantly, data obtained from daily symptom diaries maintained by patients during the trial, commonly referred to as patient-reported outcome data, confirmed several of the DED symptoms also measured in the clinic, exhibiting significant improvements as early as Day 1 through Day 15 for pain, burning/stinging, eye dryness and itching, with p values of 0.01, 0.06, 0.005 and 0.009, respectively. This observation of statistically significant improvements in multiple DED symptoms as measured both from clinic visits and as reported by patients at home is striking.

Lastly, OK-101 was extremely well tolerated with a drop comfort score of 2.3 after 2 minutes post-instillation which is comparable to those of artificial tear results as measured by the Ora Calibra© Drop Comfort Scale1 of 0–10, with a value of 0 being most comfortable and 10 being least comfortable.

Notably, OK-101 exhibited placebo-like tolerability with a very low adverse event profile and no drug-related serious adverse events. The number of treatment emergent adverse events (TEAEs) were observed to be similar to that of the placebo-treated group. And no severe drug related ocular TEAEs were seen. Possible drug-related TEAEs were observed in one patient in the OK-101 0.05% treatment group (n=81) and 3 patients in the placebo-treated group (n=79), again highlighting the favorable safety profile of OK-101.

“The positive impact of OK-101, in its capacity to rapidly and durably improve tear film break up time, is particularly relevant for so many dry eye patients who have reduced blink rate associated with extensive screen time, reading and driving,” said Jay Pepose, M.D., Ph.D., Founder and Medical Director of Pepose Vision Institute and Professor of Clinical Ophthalmology at Washington University School of Medicine in St. Louis. “This improvement in tear film stability correlates well with the improvement of multiple dry-eye associated symptoms, such as blurred vision. A rapid tear film break-up time is observed in all forms of dry eye disease, including aqueous deficiency, evaporative and mixed.”

“Our enthusiasm for the highly differentiated benefits of OK-101 in treating dry eye patients continues to build,” said Dr. Gary S. Jacob, CEO of OKYO. “OK-101 is the first investigational DED therapeutic, to our knowledge, to demonstrate statistically significant and durable improvements in both tear-film breakup time, and ocular pain. What is exciting to us is the totality of the data that we are seeing, including the improvement in conjunctival integrity, positive increase in tear-film breakup time, and improvements in the symptom endpoints of burning and stinging and blurry vision, all supporting the proposed MOA that we uncovered in preclinical animal models. Finally, OK-101 also appears to act quickly, displaying rapid reduction of ocular DED symptoms. These clinical benefits combined with OK-101’s exceptional tolerability profile make OK-101 a novel and promising therapeutic agent with the potential for a market leading position in DED.”

The company will be hosting a Key Opinion Leader event featuring Jay Pepose, MD, PhD, and Anat Galor, MD, MSPH, who will discuss in depth these significant findings.

Event Details: April 9th, 2024, 12:00 PM ET

Link to Register: https://lifescievents.com/event/okyo/

1 Torkildsen et al. Clinical Ophthalmology 2017:11 1883–1889

OK-101 Phase 2 Trial in DED Patients

The double-masked, randomized, placebo-controlled Phase 2 trial was conducted at six sites in the U.S. and enrolled 240 subjects with DED dosed twice-daily (BID). Patients were randomly divided into 3 cohorts, with one of the cohorts dosed with 0.05% OK-101 (n=81), a second with 0.1% OK-101 (n=80), and the third cohort with vehicle (n=79). The duration of a patient’s treatment was 14 weeks, including a 2-week run-in period on placebo, to exclude placebo responders from the study, followed by 12 weeks in the randomized portion of the study.

About OK-101

OK-101 is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response. OK-101 was developed using a membrane-anchored-peptide technology to produce a novel long-acting drug candidate for treating dry eye disease. OK-101 has been shown to produce anti-inflammatory and pain-reducing efficacy signals in mouse models of dry eye disease and corneal neuropathic pain (NCP), respectively, and is designed to combat washout through the inclusion of the lipid anchor built into the drug molecule to enhance the residence time of OK-101 within the ocular environment. OK-101 recently showed statistical significance in multiple endpoints in a recently completed Phase 2, multi-center, double-blind, placebo-controlled trial of OK-101 to treat DED.

About OKYO

OKYO Pharma Limited (NASDAQ: OKYO) is a clinical stage biopharmaceutical company developing innovative therapies for the treatment of DED and NCP, with ordinary shares listed for trading on the NASDAQ Capital Market. OKYO is focused on the discovery and development of novel molecules to treat inflammatory DED and ocular pain. In addition to the recently completed Phase 2 DED trial, OKYO also has plans underway for the opening of a Phase 2 trial for OK-101 to treat NCP in patients with this debilitating condition. For further information, please visit www.okyopharma.com.

About Ora, Inc.

Ora is a world-leading full-service ophthalmic drug and device development firm with offices in North America, South America, Europe, and Asia. For over 45 years, the company has helped clients earn more than 85 product approvals. Ora’s pre-clinical and clinical models, unique methodologies, and global regulatory strategies have been refined and proven across thousands of global projects. The company brings together the world’s most extensive and experienced team of ophthalmic experts, R&D professionals, and management executives to maximize the value of new product initiatives. For more information, please visit www.oraclinical.com and follow us on LinkedIn.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements, including with respect to the anticipated timing of completion of enrolment of the Company’s Phase 2 trial of topical ocular OK-101 to treat DED and the release of top-line data therefrom. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	917-497-7560

Business Development & Investor Relations	Paul Spencer	+44 (0)20 7495 2379

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